UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TerraForm Global, Inc.
(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104M101
(CUSIP Number)

A.J. Silber
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
19,536,004

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
19,536,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,536,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
19,536,004

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
19,536,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,536,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
19,535,004

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
19,535,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,535,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(3) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
19,535,004

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
19,535,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,535,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(4) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
19,535,004

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
19,535,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,535,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
19,535,004 (6)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
19,535,004 (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,535,004 (6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(6) Orion US Holdings 1 L.P. disclaims beneficial ownership of any shares of Class A common stock of the Issuer, including any shares of Class A common stock that may be deemed to be beneficially owned by any other Reporting Person.

(7) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
BROOKFIELD RENEWABLE PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(8) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
BROOKFIELD RENEWABLE PARTNERS L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,000 (9)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,000 (9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000 (9)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (10)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(9) Brookfield Renewable Partners L.P. disclaims beneficial ownership of any shares of Class A common stock of the Issuer, including any shares of Class A common stock that may be deemed to be beneficially owned by any other Reporting Person

(10) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
BRP BERMUDA GP LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(11) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
BREP HOLDING L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (12)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(12) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
BROOKFIELD RENEWABLE ENERGY L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,000 (13)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,000 (13)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000 (13)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (14)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(13) Brookfield Renewable Energy L.P. disclaims beneficial ownership of any shares of Class A common stock of the Issuer, including any shares of Class A common stock that may be deemed to be beneficially owned by any other Reporting Person.

(14) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS
BROOKFIELD BRP HOLDINGS (CANADA) INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (15)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(15) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,028,238 outstanding as of December 12, 2017, based on information communicated by the Issuer to the Reporting Persons.

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D is being filed by Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Energy L.P., BREP Holding L.P., BRP Bermuda GP Limited, Brookfield Renewable Partners L.P., Brookfield Renewable Partners Limited, Brookfield Asset Management Inc. and Partners Limited to amend the Schedule 13D filed on June 30, 2017 (the “Original Schedule 13D” and, as so amended, the “Amended Schedule 13D”) with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share, of TerraForm Global, Inc., a corporation organized under the laws of the state of Delaware.

This Amendment No. 1 hereby amends Item 4, Item 6 and Item 7 of the Original Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following:

In addition to the Renova Claim, Orion US LP’s and Merger Sub’s obligations to consummate the Merger are subject to the condition that certain litigation in which the Issuer has been or later is named a defendant, including the cases captioned (i) Glenview Capital Partners v. SunEdison, 16 CV 8032 (S.D.N.Y.); CIV 537971 (San Mateo), (ii) Oklahoma Firefighters Pension & Ret. Sys. v. SunEdison, 16 CV 07995 (S.D.N.Y.); CIV 537965 (San Mateo), (iii) Omega Capital Investors v. SunEdison, 16 CV 7428 (S.D.N.Y.); CIV 537977 (San Mateo), (iv) Kingdon Associates v. Terraform Global, 16 CV 8202 (S.D.N.Y.); 16 CIV 00459 (San Mateo), (v) VMT II v. TerraForm Global, 16 CV 8204 (S.D.N.Y.); 16 CIV 01433 (San Mateo), and (vi) Canyon Capital Advisors v. Terraform Global, 16 CV 9171 (S.D.N.Y.) (such captioned cases, the “Global Claims”), have been finally dismissed with prejudice or the settlement thereof has been submitted for court approval in a manner reasonably satisfactory to Orion US LP pursuant to agreements or stipulations containing releases reasonably satisfactory to Orion US LP, and all final approvals of courts or regulatory authorities required for the settlements and releases to become final, binding and enforceable shall have been obtained. Such condition is part of the Litigation Condition.

In connection with efforts to settle the Global Claims, on December 20, 2017, the Issuer entered into a Settlement Agreement (the “Securities Litigation Settlement Agreement”) with, among others, the Plaintiffs (as defined in the Securities Litigation Settlement Agreement). Concurrently with the execution and delivery of the Securities Litigation Settlement Agreement, Orion US LP, Merger Sub and the Issuer entered into a letter agreement with respect to the Litigation Condition (the “Merger Agreement Consent”). The description of the Merger Agreement Consent in Item 6 of this Amended Schedule 13D is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement Consent filed as Exhibit 99.1 hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following:

In order to resolve the Global Claims, on December 20, 2017, the Issuer entered into the Securities Litigation Settlement Agreement with, among others, the Plaintiffs (as defined in the Securities Litigation Settlement Agreement). Under the terms of the Securities Litigation Settlement Agreement, (i) the Plaintiffs have agreed to, among other things, dismiss with prejudice and provide a full and final release regarding certain claims, including the Global Claims, (ii) the Issuer has agreed to, among other things, cause to be paid to the Plaintiffs a settlement amount (the “Settlement Amount”).

Concurrently with the execution and delivery of the Securities Litigation Settlement Agreement, Orion US LP, Merger Sub and the Issuer entered into the Merger Agreement Consent, pursuant to which Orion US LP (i) consented to the entry into the Securities Litigation Settlement Agreement by the Issuer and (ii) acknowledged and agreed that, subject to certain conditions, including conditions relating to the funding and payment of a certain portion of the Settlement Amount by insurers and other third parties, and upon the dismissal with prejudice of the Global Claims and payment in full of the Settlement Amount, (a) the Litigation Condition shall have been satisfied, solely with respect to the Global Claims, and (b) solely for purposes of determining whether the Litigation Condition has been satisfied, the aggregate payment made by the Issuer and its subsidiaries (net of any amounts funded directly or indirectly by insurance proceeds) under the Securities Litigation Settlement Agreement in connection with the settlement of the Global Claims shall be deemed to be zero. The foregoing description of the Merger Agreement Consent does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement Consent filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1	Letter Agreement, dated December 20, 2017, by and among Orion US Holdings 1 L.P., BRE GLBL Holdings Inc. and TerraForm Global, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 21, 2017

ORION US HOLDINGS 1 L.P., by its general partner, ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ James Rickert
Name: James Rickert
Title: Senior Vice President

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Andrea Rocheleau
Name: Andrea Rocheleau
Title: Senior Vice President

BROOKFIELD RENEWABLE ENERGY L.P., by its general partner, BREP HOLDING L.P., by its general partner, BRP BERMUDA GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BREP HOLDING L.P., by its general partner, BRP BERMUDA GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BRP BERMUDA GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President

SCHEDULE I

ORION US GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Scott Peak, Manager	1200 Smith Street Suite 1200 Houston, TX 77002	Senior Vice President of Brookfield	U.S.A

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

Hadley Peer Marshall, Senior Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President of Brookfield	U.S.A.

Julian Deschatelets, Senior Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

Andrea Rocheleau, Senior Vice President	41 Victoria Street Gatineau, Québec J8X 2A1, Canada	Senior Vice President of Brookfield	Canada

William Fyfe, Assistant Secretary	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Legal Counsel of Brookfield	Canada

SCHEDULE II

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Justin Beber, President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Mark Srulowitz, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Scott Peak, Manager and Senior Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Senior Vice President of Brookfield	U.S.A

Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

SCHEDULE III

BROOKFIELD BRP HOLDINGS (CANADA) INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Edward Kress, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David Mann, Director	50 McCurdy Drive, Chester, Nova Scotia B0J 1J0, Canada	Corporate Director	Canada

John Van Egmond, Director	6900 N. Ozona Drive Tuscon, AZ 85718	Financial Consultant, Ozona Corporation	U.S.A

Harry Goldgut, Chairman BRE Group	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Executive Chairman, Infrastructure and Power of Brookfield	Canada

Richard Legault, Chairman BRE Group	41 Victoria Street Gatineau, Quebec J8X 2A1, Canada	Executive Chairman, Renewable Power of Brookfield	Canada

Sachin Shah, Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Senior Managing Partner of Brookfield	Canada

Nicholas Goodman, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Managing Partner of Brookfield	United Kingdom

Jennifer Mazin, Senior Vice President & Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Managing Partner of Brookfield	Canada

Andrea Rocheleau, Senior Vice President	41 Victoria Street Gatineau, Quebec J8X 2A1 Canada	Senior Vice President of Brookfield	Canada

SCHEDULE IV

BRP BERMUDA GP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jeffrey M. Blidner, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Vice Chairman of Brookfield	Canada

Eleazar de Carvalho Filho, Director	Rua Joaquim Floriano 1120 - 6th floor - Cj. 61 Itaim Bibi, São Paulo, SP 04534-004 Brazil	Founder of Virtus BR Partners and Corporate Director, Founder of Sinfonia Consultoria e participações	Brazil

David Mann, Director	50 McCurdy Drive, Chester Nova Scotia B0J 1J0, Canada	Corporate Director	Canada

Lou Maroun, Director	20 South Road, Warwick WK 02 Bermuda	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation	Canada

Lars Josefsson, Director	Contributor AB Bilblioteksgatan 1, 4 tr 111 46 Stockholm, Sweden	Managing Director, Contributor AB	Sweden

John Van Egmond, Director	6900 N. Ozona Drive Tuscon, AZ 85718	Financial Consultant, Ozona Corporation	U.S.A.

Patricia Zuccotti, Director	4612 105th Avenue NE, Kirkland, WA 98033	Corporate Director	U.S.A.

Gregory E.A. Morrison, President	73 Front Street, Hamilton HM 12 Bermuda	President, Brookfield Bermuda	Canada

Gregory N. McConnie, Vice President	Wildey Business Park 2nd Floor, Wildey St. Michael Barbados 14006	President and Chief Executive Officer Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street, Hamilton HM 12 Bermuda	Manager - Corporate Services of Brookfield Bermuda	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, Hamilton HM 12 Bermuda	Operations Manager & Legal Counsel of Brookfield Bermuda	United Kingdom

SCHEDULE V

BROOKFIELD RENEWABLE PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jeffrey M. Blidner, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Vice Chairman of Brookfield	Canada

Eleazar de Carvalho Filho, Director	Rua Joaquim Floriano 1120 - 6th floor - Cj. 61 Itaim Bibi, São Paulo, SP 04534-004 Brazil	Founder of Virtus BR Partners and Corporate Director, Founder of Sinfonia Consultoria e participações	Brazil

David Mann, Director	50 McCurdy Drive, Chester Nova Scotia B0J 1J0, Canada	Corporate Director	Canada

Lou Maroun, Director	20 South Road, Warwick WK 02 Bermuda	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation	Canada

Lars Josefsson, Director	Contributor AB Bilblioteksgatan 1, 4 tr 111 46 Stockholm, Sweden	Managing Director, Contributor AB	Sweden

John Van Egmond, Director	6900 N. Ozona Drive Tuscon, AZ 85718	Financial Consultant, Ozona Corporation	U.S.A.

Patricia Zuccotti, Director	4612 105th Avenue NE, Kirkland, WA 98033	Corporate Director	U.S.A.

Gregory E.A. Morrison, President	73 Front Street, Hamilton HM 12 Bermuda	President, Brookfield Bermuda	Canada

Gregory N. McConnie, Vice President	Wildey Business Park 2nd Floor, Wildey St. Michael Barbados 14006	President and Chief Executive Officer Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street, Hamilton HM 12 Bermuda	Manager - Corporate Services of Brookfield Bermuda	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, Hamilton HM 12 Bermuda	Operations Manager & Legal Counsel of Brookfield Bermuda	United Kingdom

SCHEDULE VI

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada & U.S.A.

Jeffrey M. Blidner, Director and Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904 Toronto, Ontario M4T 2B7, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

Murilo Ferreira	Rua General Venãncio Flores 50 Cob 01 Leblon, Rio de Janeiro, Brazil	Corporate Director	Brazil

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Chairman, Brookfield Global Infrastructure Advisory Board	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Brian W. Kingston, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281	Senior Managing Partner of Brookfield	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda	C/Santiago de Compostela 100, 28035 Madrid, Spain	Chairman, Acerinox	Spain

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor of TD Bank Group	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road #08-01 Wheelock Place Singapore 238880	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE VII

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments, 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Chairman, President and CEO of Partners Value Investments	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Lorretta Corso, Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

EXHIBIT INDEX

Exhibit Number	Description

99.1	Letter Agreement, dated December 20, 2017, by and among Orion US Holdings 1 L.P., BRE GLBL Holdings Inc. and TerraForm Global, Inc.